Mail Stop 4561


								August 16, 2005


By U.S. Mail and facsimile to 541-618-6001

Tom Anderson
Chief Financial Officer and
Principal Accounting Officer
PremierWest Bancorp
503 Airport Road
Medford, Oregon  97504

Re:	PremierWest Bancorp
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-50332

Dear Mr. Anderson:

      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Reports of Independent Registered Public Accounting Firm, page F-2

1. Please amend your Form 10-K to have your Independent Registered Accounting Firm include their signature on the Report of your Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting and the Report of your Independent Registered Public Accounting Firm. Refer to Item 2-02(a) and (f) of
Regulation S-X.

2. Additionally, please re-submit Exhibits 23, 31, and 32 with your
amended Form 10-K.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Tom Anderson
PremierWest Bancorp
August 16, 2005
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